SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, DC 20549
     ----------------------------------

     FORM 11-K

     (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1998

          OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from
     Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Sterling Savings Bank Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

     1. An audited statement of financial condiiton as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan as been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   ----------------------------------------
                                   (Name of Plan)



     ---------------------------   ----------------------------------------
     (Date)                        (Signature)

     STERLING Savings Association
     Employee Savings and Investment Plan


     INFORMATION TO BE INCLUDED IN THE REPORT:

     1.  Not applicable, see Item 4.

     2.  Not applicable, see Item 4.

     3.  Not applicable, see Item 4.

     4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

           Report of Independent Accountants

           Financial Statements:

             Statements of Net Assets Available for Benefits as of
               December 31, 1998 and 1997

             Statement of Changes in Net Assets Available for Benefits
               for the Year Ended December 31, 1998

             Notes to Financial Statements

           Supplemental Schedules:

             Line 27a - Schedule of Assets Held for Investment Purposes

             Line 27d - Schedule of Reportable Transactions

     REPORT OF INDEPENDENT ACCOUNTANTS


     To the Participants and Administrative Committee of the Sterling Savings Bank
          Employee Savings and Investment Plan


     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan ("the Plan") as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, as listed under Item 4 of Form 11-K, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as listed under Item 4 of Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                          /s/PricewaterhouseCoopers LLP


     April 23, 1999

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1998 and 1997


                                                  1998          1997
                                                  ----------    ----------
     ASSETS:
       Investments, at fair value:
         Mutual funds                             $4,545,667    $3,944,386
         Common stock of Sterling Financial
           Corporation                             2,725,236     2,972,116
         Certificates of deposit                     430,917       466,710
         Cash and cash equivalents                    76,475        54,208

       Receivables:
         Employer contribution                         4,810         1,378
                                                  ----------    ----------
     Net assets available for benefits            $7,783,105    $7,438,798
                                                  ==========    ==========

     The accompanying notes are an integral part of the financial statements.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1998


     ADDITIONS TO NET ASSETS ATTRIBUTED TO:
       Investment income:
         Interest                                               $   27,694
         Dividends                                                 312,843
         Net depreciation in fair value of investments            (459,940)
       Contributions:
         Participants                                            1,305,441
         Employer                                                  363,632
                                                                ----------
           Total additions                                       1,549,670

     DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
       Distributions and benefits paid to participants           1,205,363
                                                                ----------
     Net increase in net assets available for benefits             344,307

     NET ASSETS AVAILABLE FOR BENEFITS:
       Beginning of year                                         7,438,798
                                                                ----------
       End of year                                              $7,783,105
                                                                ==========

     The accompanying notes are an integral part of the financial statements.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS
     for the Year Ended December 31, 1998

      1.  DESCRIPTION OF PLAN:

          The following description of the Sterling Savings Bank
          ("Sterling" or "the Employer") Employee Savings and Investment Plan ("the Plan") provides only general information.
          Participants should refer to the plan document for a more complete description of the Plan's provisions.

            GENERAL

            The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees with one year of service may enroll on the first day of any calendar quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

            CONTRIBUTIONS

            Participants may contribute from 1% to 15% of their compensation up to a statutory maximum amount of $10,000 in 1998, tax deferred, through payroll deductions to the Plan. Contributions may be suspended at any time upon thirty days' written notice by the participant. However, contributions may only be reinstated, and changes in the amount contributed are only allowed on the first day of any calendar quarter.

            Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling's matching contribution is 35% of the employee's contribution up to 8% of compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions, whether matching or profit sharing, are made out of Sterling's current or accumulated net profits and are invested in the Stock Fund. Amounts contributed by both Sterling and the Participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

            In April 1998, Sterling amended the Plan to allow for the acceptance of employee contributions of amounts previously contributed to another qualified plan, even prior to the date the employee satisfies the Plan's eligibility requirements.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      1.  DESCRIPTION OF PLAN, CONTINUED:

            INVESTMENT OPTIONS

            Participant contributions are invested in separate funds as designated by the individual participants. Participants may elect to reallocate the amounts invested in each fund on the first day of any calendar quarter during the year. The separate investment funds are described below.

              FIXED FUND

              The objective of this fund is to maximize short-term income while minimizing risk. The fund invests in Sterling certificates of deposit, money market funds and cash. The certificates of deposit and the cash are federally insured up to $100,000 per participant. The interest rates on the certificates of deposit are set each year on July 1.

              BALANCED FUND

              The object of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the American Balanced Fund, a mutual fund which invests in stocks and bonds.

              ALLOCATION FUND

              The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the Stagecoach Index Allocation Fund (formerly known as the Overland Express Asset Allocation
              Fund), a mutual fund which invests in stocks, bonds and money market investments.

              GROWTH AND INCOME FUND

              The objective of this fund is to maximize long-term return primarily through market appreciation. The fund invests in The Putnam Fund for Growth and Income, a mutual fund which invests primarily in common stocks of domestic corporations.

              GROWTH FUND

              The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the AIM Value Fund, a mutual fund which invests in stocks, convertible securities, bonds and other equity investments.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      1.  DESCRIPTION OF PLAN, CONTINUED:

            INVESTMENT OPTIONS, CONTINUED

              AGGRESSIVE GROWTH FUND

              The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the John Hancock Special Equities Fund which invests in emerging-growth companies.

              STOCK FUND

              The objective of this fund is to achieve total return from capital appreciation and dividend income through investment in Sterling Financial Corporation (Sterling's parent company) common stock.

            PARTICIPANT ACCOUNTS

            Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and an allocation of Sterling's contribution and Plan earnings. Allocations of Sterling's contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant's benefit is limited to the benefit that has accumulated in the participant's account.

            VESTING

            A participant is 100% vested in all contributions, both participant and Employer, at all times.

            PAYMENT OF BENEFITS

            Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 in various optional forms of distribution.

            BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared under the acrual basis of accounting in accordance with generally accepted accounting principles.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            INVESTMENTS

            The Plan's investments are stated at fair value. Certificates of deposit are valued at cost which approximates fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. Sterling Financial Corporation common stock is valued at its quoted market price.

            The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            CASH AND CASH EQUIVALENTS

            Cash equivalents are highly liquid instruments, primarily money market funds, with a remaining maturity of three months or less at the date of purchase.

            ADMINISTRATIVE EXPENSES

            Expenses for administration of the Plan are paid by Sterling.

            BENEFIT PAYMENTS

            Benefits are recorded when paid.

            ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            RISKS AND UNCERTAINTIES

            The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      3.  INVESTMENTS:

          The following table presents the fair value of investments, including those that represent 5% or more of the Plan's net assets.

                                                  Shares        Fair
                                                  or Units      Value
                                                  --------      -------
            December 31, 1998:
              Certificate of deposit - Sterling
                Savings Bank, 5.60%, due July 1,
                1999                                            $  430,917
              Mutual funds:
                American Balanced Fund                 8,871       139,800
                Stagecoach Index Allocation Fund      31,108       588,560
                The Putnam Fund for Growth and
                  Income                             101,372     2,077,111
                AIM Value Fund                        29,131     1,170,762
                John Hancock Special Equities
                  Fund                                23,628       569,434
              Common stock of Sterling Financial
                Corporation                          160,308     2,725,236
              Cash and cash equivalents                             76,475
                                                                ----------
                                                                $7,778,295
                                                                ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      3.  INVESTMENTS, CONTINUED:

                                                  Shares        Fair
                                                  or Units      Value
                                                  --------      -------
            December 31, 1997:
              Certificate of deposit - Sterling
                Savings Bank, 6.00%, due July 1,
                1998                                            $  466,710
              Mutual funds:
                American Balanced Fund                 8,949       140,317
                Stagecoach Index Allocation Fund      23,517       364,748
                The Putnam Fund for Growth and
                  Income                             106,128     2,073,749
                AIM Value Fund                        25,231       817,986
                John Hancock Special Equities
                  Fund                                21,126       547,586
              Common stock of Sterling Financial
                Corporation                          136,649     2,972,116
              Cash and cash equivalents                             54,208
                                                                ----------
                                                                $7,437,420
                                                                ==========

            During the year ended December 31, 1998, the Plan's investments (including realized and unrealized gains (losses)) appreciated (depreciated) as follows:

              Mutual funds:
                American Balanced Fund                          $      834
                Stagecoach Index Allocation Fund                    90,881
                The Putnam Fund for Growth and Income               90,111
                AIM Value Fund                                     214,720
                John Hancock Special Equities Fund                 (34,875)
                Common stock of Sterling Financial Corporation    (821,611)
                                                                ----------
                                                                $ (459,940)
                                                                ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4.  NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
          FUND:

              At December 31, 1998, the net assets available for benefits by fund are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
                Investments, at fair value:
                  Mutual funds                                           $  139,800    $  588,560    $ 2,077,111    $1,170,762
                  Common stock of Sterling
                    Financial Corporation
                  Certificates of deposit                  $  430,917
                  Cash and cash equivalents
                                                           ----------    ----------    ----------    -----------    ----------
                Receivables:
                  Employer contribution
                Pending transfers                                  12         2,355         5,438          9,920         9,879
                                                           ----------    ----------    ----------    -----------    ----------
                Net assets available for benefits
                  at December 31, 1998                     $  430,929    $  142,155    $  593,998    $ 2,087,031    $1,180,641
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive                  Cash and
                                                           Growth                      Cash
                                                           Fund          Stock Fund    Equivalents   Total
                                                           ----------    ----------    -----------   -----------
                Investments, at fair value:
                  Mutual funds                             $  569,434                                $ 4,545,667
                  Common stock of Sterling
                    Financial Corporation                                $2,725,236                    2,725,236
                  Certificates of deposit                                                                430,917
                  Cash and cash equivalents                                            $   76,475         76,475
                                                           ----------    ----------    ----------    -----------
                                                              569,434     2,725,236        76,475      7,778,295
                Receivables:
                  Employer contribution                                                     4,810          4,810
                Pending transfers                               6,069        47,612       (81,285)            --
                                                           ----------    ----------    ----------    -----------
                Net assets available for benefits
                  at December 31, 1998                     $  575,503    $2,772,848    $       --    $ 7,783,105
                                                           ==========    ==========    ==========    ===========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:

          At December 31, 1997, the net assets available for benefits by fund are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
                Investments, at fair value:
                  Mutual funds                                           $  140,317    $  364,748    $ 2,073,749    $  817,986
                  Common stock of Sterling
                    Financial Corporation
                  Certificates of deposit                  $  466,710
                  Cash and cash equivalents
                                                           ----------    ----------    ----------    -----------    ----------
                                                              466,710       140,317       364,748      2,073,749       817,986
                Receivables:
                  Employer contribution
                Pending transfers                                  19         1,234         3,719         12,381         6,556
                                                           ----------    ----------    ----------    -----------    ----------
                Net assets available for benefits
                  at December 31, 1997                     $  466,729    $  141,551    $  368,467    $ 2,086,130    $  824,542
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive                  Cash and
                                                           Growth                      Cash
                                                           Fund          Stock Fund    Equivalents   Total
                                                           ----------    ----------    -----------   -----------
                Investments, at fair value:
                  Mutual funds                             $  547,586                                $ 3,944,386
                  Common stock of Sterling
                    Financial Corporation                                $2,972,116                    2,972,116
                  Certificates of deposit                                                                466,710
                  Cash and cash equivalents                                            $   54,208         54,208
                                                           ----------    ----------    ----------    -----------
                                                              547,586     2,972,116        54,208      7,437,420
                Receivables:
                  Employer contribution                                       1,378                        1,378
                Pending transfers                               5,341        24,958       (54,208)            --
                                                           ----------    ----------    ----------    -----------
                Net assets available for benefits
                  at December 31, 1997                     $  552,927    $2,998,452    $       --    $ 7,438,798
                                                           ==========    ==========    ==========    ===========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:

          The changes in net assets available for benefits by fund for the year ended December 31, 1998 are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
                Additions to net assets attributed to:
                  Investment income:
                    Interest                               $   25,613    $       45    $      121    $       565    $      260
                    Dividends                                      11        14,072        21,029        195,597        73,495
                    Net appreciation (depreciation)
                      in fair value of investments                              834        90,881         90,111       214,720
                  Contributions:
                    Participants                               34,446        50,129       122,870        301,081       235,707
                    Employer
                                                           ----------    ----------    ----------    -----------    ----------
                        Total additions (deductions)           60,070        65,080       234,901        587,354       524,182

                Transfers                                     (60,385)      (38,871)       31,649       (203,767)      (12,456)

                Deductions to net assets attributed to:
                  Distributions and benefits paid to
                    participants                               35,485        25,605        41,019        382,686       155,627
                                                           ----------    ----------    ----------    -----------    ----------
                Increase (decrease) in net assets
                  available for benefits                      (35,800)          604       225,531            901       356,099

                Net assets available for benefits:
                  Beginning of year                           466,729       141,551       368,467      2,086,130       824,542
                                                           ----------    ----------    ----------    -----------    ----------
                  End of year                              $  430,929    $  142,155    $  593,998    $ 2,087,031    $1,180,641
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive
                                                           Growth
                                                           Fund          Stock Fund    Total
                                                           ----------    ----------    -----------
                Additions to net assets attributed to:
                  Investment income:
                    Interest                               $      159    $      931    $   27,694
                    Dividends                                   8,391           248       312,843
                    Net appreciation (depreciation)
                      in fair value of investments            (34,875)     (821,611)     (459,940)
                  Contributions:
                    Participants                              154,176       407,032     1,305,441
                    Employer                                                363,632       363,632
                                                           ----------    ----------    ----------
                        Total additions (deductions)          127,851       (49,768)    1,549,670

                Transfers                                     (43,347)      327,177            --

                Deductions to net assets attributed to:
                  Distributions and benefits paid to
                     participants                              61,928       503,013     1,205,363
                                                           ----------    ----------    ----------
                Increase (decrease) in net assets
                  available for benefits                       22,576      (225,604)      344,307

                Net assets available for benefits:
                  Beginning of year                           552,927     2,998,452     7,438,798
                                                           ----------    ----------    ----------
                  End of year                              $  575,503    $2,772,848    $7,783,105
                                                           ==========    ==========    ==========

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     NOTES TO FINANCIAL STATEMENTS, CONTINUED for the Year Ended December 31, 1998

      5.  PLAN TERMINATION:

          Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.


      6.  TAX STATUS:

          The Internal Revenue Service has determined and informed Sterling by a letter dated October 20, 1995 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (the "Code"), as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES at December 31, 1998

                                      Description of Investment, Including
      Identity of Issuer, Borrower,   Maturity Date, Rate of Interest,       Current
      Lessor or Similar Party         Collateral, Par or Maturity Value      Cost         Value
      ------------------------------  ------------------------------------   ----------   ----------
      Sterling Savings Bank           Certificate of deposit, due
                                        July 1, 1999, interest at 5.60%      $  430,917   $  430,917

      Sterling Financial Corporation  Common stock, 160,308 shares            2,254,748    2,725,236

      AIM Value Fund                  Mutual fund, 29,131 shares                909,840    1,170,762

      John Hancock Special Equities
        Fund                          Mutual fund, 23,628 shares                564,980      569,434

      Stagecoach Index Allocation
        Fund                          Mutual fund, 31,108 shares                485,921      588,560

      The Putnam Fund for Growth
        and Income                    Mutual fund, 101,372 shares             1,845,615    2,077,111

      American Balanced Fund          Mutual fund, 8,871 shares                 145,009      139,800

      Merrill Lynch Cash Management
        Account                       Short-term money market fund                1,093        1,093

      Cash                            Cash                                       75,382       75,382
                                                                             ----------   ----------
                                                                             $6,713,505   $7,778,295
                                                                             ==========   ==========

     Sterling Savings Bank
     Employee Savings and Investment Plan
     Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


                                                                                                    (f)Expenses
                        (b)Description of Asset                                                     Incurred
      (a)Identify of    (Include interest rate and          (c)Purchase   (d)Selling   (e)Lease     with          (g)Cost
      Party Involved    maturity in case of a loan)         Price         Price        Rental       Transaction   of Asset
      ---------------   ---------------------------------   -----------   ----------   ----------   -----------   ------------
      Merrill Lynch
        Cash Manage-    Short-term money market fund        $2,054,337                                            $2,054,337
        ment              Number of transactions                    59

      Merrill Lynch
        Cash Manage-    Short-term money market fund                      $2,057,079                               2,057,079
        ment              Number of transactions                                  41

      Sterling
        Financial       Common stock                         1,082,421                                             1,082,421
        Corporation       Number of transactions                    42

      Sterling
        Financial       Common stock                                         507,699                                 363,693
        Corporation       Number of transactions                                   9

      The Putnam Fund
        for Growth and  Mutual fund                            504,988                                               504,988
        Income            Number of transactions                    35

      The Putnam Fund
        for Growth and  Mutual fund                                          591,737                                 523,381
        Income            Number of transactions                                  14

      AIM Value Fund    Mutual fund                            333,520                                               333,520
                          Number of transactions                    38

      AIM Value Fund    Mutual Fund                                          195,465                                 159,780
                          Number of transactions                                  11

     STERLING SAVINGS BANK
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
     LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED for the year ended December 31, 1998


                                                            (h)Current
                                                            Value of
                        (b)Description of Asset             Asset on      (i)Net
      (a)Identify of    (Include interest rate and          Transaction   Gain or
      Party Involved    maturity in case of a loan)         Date          (Loss)
      ---------------   ---------------------------------   -----------   -----------
      Merrill Lynch
        Cash Manage-    Short-term money market fund        $2,054,337
        ment              Number of transactions

      Merrill Lynch
        Cash Manage-    Short-term money market fund         2,057,079
        ment              Number of transactions

      Sterling
        Financial       Common stock                         1,082,421
        Corporation       Number of transactions

      Sterling
        Financial       Common stock                           507,699    $  144,006
        Corporation       Number of transactions

      The Putnam Fund
        for Growth and  Mutual fund                            504,988
        Income            Number of transactions

      The Putnam Fund
        for Growth and  Mutual fund                            591,737        68,356
        Income            Number of transactions

      AIM Value Fund    Mutual fund                            333,520
                          Number of transactions

      AIM Value Fund    Mutual Fund                             35,685
                          Number of transactions